Exhibit 99.2

First Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended March 31
	Note	2017	2016
Revenues	4	$882	$944
Mine operating costs
Production costs	5	(520)	(528)
Depreciation and depletion	4, 11(c)	(246)	(271)
		(766)	(799)
Earnings from mine operations		116	145
Exploration, evaluation, and project costs	11(a)	(8)	(10)
Share of net earnings related to associates and joint venture	12	60	36
Impairment reversal of mining interests, net	3(b), (c)	3	—
Corporate administration	5(a)	(36)	(57)
Restructuring costs	6	(1)	(23)
Earnings from operations, associates and joint venture	4	134	91
Gain on derivatives, net		5	1
Finance costs		(36)	(34)
Other income (expenses), net	8	19	(18)
Earnings before taxes		122	40
Income tax recovery	7	48	40
Net earnings		$170	$80

Net earnings per share
Basic	9(a)	$0.20	$0.10
Diluted	9(a)	0.20	0.10

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

First Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions of United States dollars – Unaudited)

	Three Months Ended March 31
	2017	2016
Net earnings	$170	$80
Other comprehensive income, net of tax
Items that may be reclassified subsequently to net earnings:
Unrealized (losses) gains on available-for-sale securities	(4)	19
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings	(2)	(4)
Unrealized gain on derivatives designated as cash flow hedges	19	—
	13	15
Items that will not be reclassified subsequently to net earnings:
Remeasurements of defined benefit pension plans	(1)	—
Total other comprehensive income, net of tax	12	15
Total comprehensive income	$182	$95

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended March 31
	Note	2017	2016
Operating activities
Net earnings		$170	$80
Adjustments for:
Reclamation expenditures		(2)	(8)
Items not affecting cash:
Depreciation and depletion	4, 11(c)	246	271
Share of net earnings related to associates and joint venture	12	(60)	(36)
Impairment reversal on mining interests, net	3(b), (c)	(3)	—
Share-based compensation		9	26
Unrealized gain on derivatives, net		(5)	(2)
Revision of estimates and accretion on closure cost obligations		6	7
Deferred income tax recovery	7	(118)	(74)
Other		7	1
Increase in working capital	10	(23)	(206)
Net cash provided by operating activities		227	59
Investing activities
Expenditures on mining interests	4, 11(b)	(180)	(173)
Return of capital investment in associate	12	43	—
Interest paid	11(b)	(10)	(9)
Purchases of short term investments and available-for-sale securities, net	10	(35)	—
Other	4(e)	(65)	(3)
Net cash used in investing activities		(247)	(185)
Financing activities
Debt repayments		—	(2)
Draw down of credit facility, net	13(c)(i)	70	250
Finance lease payments		(2)	(1)
Dividends paid to shareholders	9(b)	(15)	(51)
Common shares issued		1	2
Other		—	1
Net cash provided by financing activities		54	199
Effect of exchange rate changes on cash and cash equivalents		—	2
Increase in cash and cash equivalents		34	75
Cash and cash equivalents, beginning of the period		157	326
Cash and cash equivalents, classified as held for sale at the beginning of the period		20	—
Cash and cash equivalents, end of the period		211	401
Cash and cash equivalents reclassified as held for sale		(42)	—
Cash and cash equivalents, excluding amounts classified as held for sale, end of period	10	$169	$401
Supplemental cash flow information (note 10)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At March 31 2017	At December 31 2016
Assets
Current assets
Cash and cash equivalents	10	$169	$157
Short term investments		43	43
Accounts receivable		127	95
Inventories		377	370
Sales and indirect taxes recoverable		327	271
Income taxes receivable		15	25
Assets held for sale	3(b), (c)	615	548
Other		49	59
		1,722	1,568
Mining interests
Owned by subsidiaries	11	17,502	17,565
Investments in associates and joint venture	12	2,003	2,007
		19,505	19,572
Investments in securities		144	114
Deferred income taxes		47	49
Inventories		27	28
Other		138	166
Total assets	4	$21,583	$21,497
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$546	$512
Debt		499	—
Income taxes payable		68	52
Liabilities relating to assets held for sale	3(b), (c)	145	118
Other		60	95
		1,318	777
Deferred income taxes		3,539	3,658
Debt		2,081	2,510
Provisions		633	661
Finance lease obligations		246	247
Income taxes payable		141	127
Other		34	102
Total liabilities	4	7,992	8,082
Shareholders' equity
Common shares, stock options and restricted share units		18,075	18,064
Accumulated other comprehensive income		53	41
Deficit		(4,537)	(4,690)
	4	13,591	13,415
Total liabilities and shareholders' equity		$21,583	$21,497
Commitments and contingencies (notes 13(c)(i) and 14), subsequent event (note 3(b))

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2017

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income	Deficit	Total
At January 1, 2017	853,812	$17,733	$331	$41	$(4,690)	$13,415
Total comprehensive income
Net earnings	—	—	—	—	170	170
Other comprehensive income	—	—	—	12	—	12
	—	—	—	12	170	182
Stock options exercised and restricted share units issued and vested	1,548	30	(30)	—	—	—
Share-based compensation	—	—	9	—	—	9
Dividends (note 9(b))	121	2	—	—	(17)	(15)
At March 31, 2017	855,481	$17,765	$310	$53	$(4,537)	$13,591

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive (loss) income	Deficit	Total
At January 1, 2016	830,337	$17,276	$328	$(6)	$(4,750)	$12,848
Total comprehensive income
Net earnings	—	—	—	—	80	80
Other comprehensive income	—	—	—	15	—	15
	—	—	—	15	80	95
Stock options exercised and restricted share units issued and vested	1,887	45	(43)	—	—	2
Share-based compensation	—	—	21	—	—	21
Dividends (note 9(b))	—	—	—	—	(51)	(51)
At March 31, 2016	832,224	$17,321	$306	$9	$(4,721)	$12,915

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. ("Goldcorp" or "the Company") is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, lead, zinc and copper.
The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine, and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. At March 31, 2017, the Company's significant projects include the Borden, Cochenour and Coffee projects in Canada and the NuevaUnión project (50% interest) in Chile. On April 7, 2017, the Company completed the sale of the Los Filos mine in Mexico (note 3(b)).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements include the accounts of Goldcorp Inc., the ultimate parent company of its consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company's unaudited condensed interim consolidated financial statements.
The Company’s interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References C$ are to Canadian dollars.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management makes assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017, the Company applied the critical judgements and estimates disclosed in notes 5 and 6 of its audited consolidated financial statements for the year ended December 31, 2016.

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

3.	ACQUISITIONS AND DIVESTITURES

(a)	Agreements to acquire Cerro Casale and Caspiche Projects

On March 28, 2017, the Company entered into several agreements to acquire a 50% interest in the Cerro Casale project (the "Cerro Casale Transaction"), which together with the Caspiche project discussed below, are expected to form part of a 50/50 joint operation with Barrick Gold Corporation ("Barrick"). The Cerro Casale project is within the Maricunga Gold Belt, located in the Atacama Region in northern Chile. The Company also agreed to acquire 100% of the issued and outstanding shares of Exeter Resource Corporation ("Exeter") and its Caspiche project (the "Caspiche Transaction"), which is also located within the Maricunga Gold Belt.
The transactions will be executed in multiple steps, including the acquisition by Goldcorp of a 25% interest in the Cerro Casale project from each of Kinross Gold Corporation ("Kinross") and Barrick, which will result in Barrick and Goldcorp each owning 50% of the project and subsequently forming a 50/50 joint operation with Barrick. Goldcorp expects to contribute the Caspiche project into the joint operation following closing.
The key steps in the transactions are as follows:

•
Acquisition of Kinross' 25% interest in Cerro Casale and 100% interest in the Quebrada Seca exploration project for: (i) an initial cash payment of $260 million, (ii) the granting of a 1.25% royalty interest to Kinross on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million payable, (iii) a contingent payment of $40 million payable after a construction decision at Cerro Casale, and (iv) the assumption of a $20 million obligation to Barrick payable on commercial production at Cerro Casale.

•
Acquisition of an additional 25% interest in Cerro Casale from Barrick for: (i) a deferred payment obligation of $260 million to be satisfied through the funding of 100% of Cerro Casale’s expenditures (as described below), (ii) the granting of a 1.25% royalty interest to Barrick on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, (iii) a contingent payment of $40 million payable after a construction decision at Cerro Casale, and (iv) the transfer to Barrick of a 50% interest in Quebrada Seca, followed by the joint contribution by Goldcorp and Barrick of 100% of Quebrada Seca to the joint operation.

•
Acquisition of Exeter and its 100% owned Caspiche project for: share consideration of approximately $185 million on a fully diluted basis through a supported takeover bid. Under the terms of the supported takeover bid, Exeter shareholders will be entitled to receive 0.12 of a common share of Goldcorp for each Exeter common share held. The transaction was transitioned to a supported takeover bid under the terms of an amended and restated agreement dated April 19, 2017.

•
Formation of a new 50/50 joint operation with Barrick. The joint operation will include a 100% interest in each of the Cerro Casale and Quebrada Seca projects and if the acquisition of Exeter is completed, the Caspiche project. The parties have agreed that 50% of Caspiche’s acquisition cost, or approximately $85 million, will be credited against Goldcorp’s obligations under the joint operation. In addition, Goldcorp will be required to spend a minimum of $60 million in the two-year period following closing of the Transaction, and a minimum of $80 million in each successive two-year period until the deferred payment obligation is satisfied. If Goldcorp does not spend the minimum in any two-year period, Goldcorp will instead be required to make a payment to Barrick equal to 50% of the shortfall, with a corresponding reduction in the deferred payment obligation.

The Cerro Casale Transaction and the Caspiche Transaction are expected to be completed in the second quarter of 2017.

(b)	Divestiture of Los Filos

On April 7, 2017, the Company completed the sale of Los Filos to Leagold Mining Corporation ("Leagold") and received total consideration of $350 million, before working capital adjustments. The consideration is comprised of $71 million of Leagold common shares, representing 25.3% of Leagold's issued and outstanding common shares, $250 million in cash and a $29 million short term promissory note that is due on the earlier of (i) 120 days from closing and (ii) the receipt by Leagold of approval from the Mexican competition commission of a subsequent tranche of its equity financing. The Company also retained rights to certain tax receivables of approximately $100 million. At March 31, 2017 and December 31, 2016, the sale was considered highly probable; therefore, the assets and liabilities of Los Filos were classified as asset and liabilities held for sale and presented separately under current assets and current liabilities, respectively. In connection with the transaction, the Company recognized a net reversal for the 2015 impairment of mining interests at Los Filos of $43 million; an impairment reversal of $59 million was recognized during the year ended December 31, 2016 based on estimated proceeds from the sale and a subsequent impairment of $16 million was recognized during the three months ended March 31, 2017 based on changes to the carrying value of the Los Filos assets as a result of normal operations.

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

The components of assets and liabilities held for sale relating to Los Filos are as follows:

	At March 31 2017	At December 31 2016
Assets
Current assets
Cash and cash equivalent	$42	$20
Inventories and heap leach ore	139	136
Sales and indirect taxes recoverable	100	90
Other	16	11
	297	257
Inventories and heap leach ore	128	124
Mining interests	148	167
Total assets held for sale	$573	$548
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$40	$32
Income taxes payable	14	11
Other	7	9
	61	52
Deferred tax liabilities	14	14
Provisions	48	47
Other	6	5
Total liabilities relating to assets held for sale	$129	$118
Net assets held for sale	$444	$430

Los Filos is presented in the Other mines reportable operating segment (note 4).

(c)    Divestiture of Cerro Blanco

On January 11, 2017, the Company entered into an agreement to sell the Cerro Blanco project in Guatemala to Bluestone Resources Inc. ("Bluestone") for total consideration of approximately $26 million, comprised of $18 million in cash, a 1% net smelter return royalty on production and common shares of Bluestone. Goldcorp will receive an additional $15 million cash payment from Bluestone upon declaration of commercial production at Cerro Blanco. At March 31, 2017, the sale was considered highly probable; therefore, the assets and liabilities of Cerro Blanco were classified as assets and liabilities held for sale and presented separately under current assets and current liabilities, respectively. The assets amounted to $42 million and comprised primarily of mining interests, while the related liabilities amounted to $16 million and comprised primarily of reclamation and closure costs obligations.
Immediately prior to the classification to asset and liabilities as held for sale, the carrying amount of Cerro Blanco was remeasured to its recoverable amount, being its fair value less costs of disposal ("FVLCD"), based on the expected proceeds from the sale. As a result, the Company recorded an impairment reversal in the first quarter in relation to the Cerro Blanco project of $19 million.
The transaction is expected to close in the second quarter of 2017. Cerro Blanco is not part of any of the Company’s operating segments and is included in “Other” within the Company’s segment disclosure (note 4).

4.	SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual mine site as operating segments for financial reporting purposes except as noted below.
The Company's CODM reviews the results of its operating mines that are headed for closure or divestiture together as one operating segment. Accordingly, the Company groups Los Filos (note 3(b)) and Marlin into one operating segment, Other mines. On the same basis, the Company presents its 37.5% interest in Alumbrera in the Other associate operating segment due to its expected short mine life. The Company’s 100% interests in the Cochenour and Borden projects in Canada are included in the Red Lake and Porcupine reportable operating segments, respectively.

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

Assets included in Other include the Company's 100% interest in the Coffee project, the Company's 50% interest in the NuevaUnión project, corporate assets and the Company's closed and inactive mines, including Cerro Blanco (note 3(c)). Liabilities included in Other include the Company's $1.0 billion notes, $1.5 billion notes, draw down on the revolving credit facility, asset retirement obligations at closed and inactive mines and certain income taxes payable.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from operations, associates and joint venture (b)(c)		Expenditures on mining interests
Three Months Ended March 31	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Éléonore	88	83	61	56	32	36	(6)	(9)	29	21
Musselwhite	69	78	40	31	10	15	17	31	11	5
Porcupine	76	89	53	48	27	18	(6)	18	14	16
Red Lake	66	99	47	46	21	31	(3)	13	17	31
Peñasquito	356	264	193	172	72	57	90	35	73	62
Cerro Negro	121	174	52	68	54	67	14	38	16	25
Pueblo Viejo	122	139	47	45	9	13	66	81	9	9
Other mines (note 3(b))	106	157	74	107	23	39	(7)	7	2	7
Other associate	40	73	29	66	3	7	41	1	—	—
Other (d)	—	—	—	—	7	8	(25)	(78)	13	5
Attributable segment total	1,044	1,156	596	639	258	291	181	137	184	181
Excluding attributable amounts from associates and joint venture	(162)	(212)	(76)	(111)	(12)	(20)	(47)	(46)	(4)	(8)
Consolidated total	$882	$944	$520	$528	$246	$271	$134	$91	$180	$173

At March 31, 2017	Assets	Liabilities	Net Assets
Éléonore	2,740	350	2,390
Musselwhite	792	156	636
Porcupine	1,012	246	766
Red Lake	2,513	316	2,197
Peñasquito	8,131	3,039	5,092
Cerro Negro	3,511	730	2,781
Pueblo Viejo	1,109	—	1,109
Other mines	624	252	372
Other (note 3(c)) (e)	1,151	2,903	(1,752)
Total	$21,583	$7,992	$13,591

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

At December 31, 2016	Assets	Liabilities	Net Assets
Éléonore	2,759	356	2,403
Musselwhite	774	153	621
Porcupine	1,028	260	768
Red Lake	2,526	342	2,184
Peñasquito	8,011	3,033	4,978
Cerro Negro	3,536	738	2,798
Pueblo Viejo	1,123	—	1,123
Other mines	611	245	366
Other (e)	1,129	2,955	(1,826)
Total	$21,497	$8,082	$13,415

(a)
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters and traders. The Company’s consolidated revenues (excluding attributable share of revenues from the Company's associates and joint venture) for the three months ended March 31 were derived from the following:

Three Months Ended March 31	2017		2016
Gold	$664	75%	$789	84%
Silver	100	11%	97	10%
Zinc	93	11%	42	4%
Lead	19	2%	16	2%
Copper	6	1%	—	—%
	$882	100%	$944	100%
The following reportable operating segments (including the Company's associates and joint venture) supplemented their gold revenues with the sale of other metals. All other operating segments principally derived their revenues from gold sales.

Three Months Ended March 31		Peñasquito	Cerro Negro	Pueblo Viejo	Other mines	Other associate
Gold	2017	$173	$109	$116	$84	$16
	2016	$152	$155	$134	$133	$37
Silver	2017	65	12	6	22	1
	2016	54	19	5	24	—
Zinc	2017	93	—	—	—	—
	2016	42	—	—	—	—
Lead	2017	19	—	—	—	—
	2016	16	—	—	—	—
Copper	2017	6	—	—	—	22
	2016	—	—	—	—	35
Molybdenum	2017	—	—	—	—	1
	2016	—	—	—	—	1
Total	2017	$356	$121	$122	$106	$40
	2016	$264	$174	$139	$157	$73

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three months ended March 31, 2017, intersegment purchases included $116 million and $6 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (2016 – $134 million and $5 million, respectively) and revenues related to the sale of these ounces to external third parties were $116 million and $6 million, respectively (2016 – $134 million and $5 million, respectively).

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

(c)
A reconciliation of attributable segment total earnings from operations, associates and joint venture to the Company's earnings before taxes per the Condensed Interim Consolidated Statements of Earnings is as follows:

Three Months Ended March 31	2017	2016
Attributable segment total earnings from operations, associates and joint venture	$181	$137
Adjustment to account for Pueblo Viejo, NuevaUnión and Alumbrera on an equity method basis	(47)	(46)
Gain on derivatives, net	5	1
Finance costs	(36)	(34)
Other income (expenses), net	19	(18)
Earnings before taxes	$122	$40
(d)    Included in Other for the three months ended March 31, 2017 were $nil (2016 – $23 million) in corporate restructuring costs (note 6).

(e)
On February 15, 2017, the Company paid cash consideration of $65 million and recognized a $2 million loss on the acquisition of the 4% gold stream on the El Morro deposit, part of the Company's NuevaUnión joint venture, from New Gold Inc. At March 31, 2017, the balance of the gold stream payable was $nil (March 31, 2016 - $63 million).

5.	PRODUCTION COSTS

Three months ended March 31	2017	2016
Raw materials and consumables	$250	$237
Salaries and employee benefits (a)	129	127
Contractors	106	99
Royalties	23	17
Write down of inventories to net realizable value (b)	12	2
Change in inventories	(33)	10
Other	33	36
	$520	$528

(a)
Salaries and employee benefits for the three months ended March 31, 2017 exclude $12 million (2016 – $17 million) of salaries and employee benefits included in corporate administration in the Condensed Interim Consolidated Statements of Earnings . Salaries and employee benefits also exclude $1 million (2016 – $12 million) of costs related to severance costs incurred at mine sites which are presented separately as restructuring costs in the Condensed Interim Consolidated Statements of Earnings (note 6).

(b)	During the three months ended March 31, 2017, the Company recorded a write down of prior period costs of $12 million (2016 – $2 million) relating to Peñasquito oxide heap leach inventories.

6.	RESTRUCTURING COSTS
During the three months ended March 31, 2017, the Company incurred $1 million (2016 – $23 million) in restructuring costs, $nil (2016 – $2 million) of which related to the accelerated vesting of share based compensation. The restructuring costs relate primarily to severance costs associated with involuntary and voluntary workforce reduction initiatives to improve efficiencies at mine sites and corporate offices. At March 31, 2017, $2 million (December 31, 2016 – $16 million) of the restructuring costs were included in accrued liabilities and are expected to be paid in the next 12 months. During the three months ended March 31, 2017, $15 million (2016 – $9 million) of the amount was settled.

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

7.	INCOME TAXES

Three months ended March 31	2017	2016
Current income tax expense	$70	$34
Deferred income tax recovery	(118)	(74)
Income tax recovery	$(48)	$(40)
The income tax rate for the three months ended March 31, 2017 was negative 39% (three months ended March 31, 2016 – negative 100%). After adjusting income tax expense for the impacts of foreign exchange gains on the translation of deferred income tax assets and liabilities of $78 million (foreign exchange losses on translation of deferred tax assets and liabilities for the three months ended March 31, 2016 – $22 million), taxable Argentine Peso denominated foreign exchange gains on US dollar debt of $17 million (tax deductible for the three months ended March 31, 2016 – $62 million), and other tax recovery items of $15 million (three months ended March 31, 2016 – other tax recoveries of $24 million), and adjusting the earnings before taxes for net non-taxable items of $63 million (three months ended March 31, 2016 – $35 million), and non-deductible share based compensation expense, the effective tax rate for the three months ended March 31, 2017 was 41% (three months ended March 31, 2016 – 77%).

8.	OTHER INCOME (EXPENSES), NET

Three months ended March 31	2017	2016
Foreign exchange gain (loss)	$21	$(33)
Finance income	10	12
Gains on sale of investments	2	4
Other	(14)	(1)
	$19	$(18)

9.	PER SHARE INFORMATION

(a)	Net earnings per share
Net earnings per share for the three months ended March 31, 2017 was calculated based on basic and diluted net earnings of $170 million (2016 – $80 million) and the weighted average number of shares outstanding used in the calculation were based on the following:

	Three Months Ended March 31
(in millions)	2017	2016
Basic weighted average number of shares outstanding	854	831
Effect of dilutive stock options and restricted share units	3	4
Diluted weighted average number of shares outstanding	857	835
The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net earnings per share for the three months ended March 31, 2017 because they were anti-dilutive, were 7 million (2016 – 12 million) of stock options.
(b)    Dividends declared
On February 25, 2016, the Company announced a quarterly dividend of $0.02 per share, effective April 1, 2016, with the first payment in June 2016. During the three months ended March 31, 2017, the Company declared dividends of $0.02 per share for total dividends of $17 million (2016 – $0.06 per share for dividends of $51 million). During the three months ended March 31, 2017, the Company issued $2 million (2016 – $nil) in common shares under the Company's Dividend Reinvestment Plan.

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	At March 31 2017	At December 31 2016
Cash and cash equivalents are comprised of:
Cash	$146	$146
Short-term money market investments	23	11
	$169	$157

Three Months Ended March 31	2017	2016
Increase in working capital
Accounts receivable increase	$(20)	$(124)
Inventories (increase) decrease	(14)	8
Sales and indirect taxes recoverable increase	(23)	(29)
Accounts payable and accrued liabilities increase (decrease)	15	(60)
Income taxes payable increase (decrease), net of income taxes receivable	19	(24)
Other	—	23
	$(23)	$(206)

Three Months Ended March 31	2017	2016
Operating activities include the following cash received (paid):
Interest received	$25	$31
Interest paid	(22)	(20)
Income taxes refunded	9	—
Income taxes paid	(49)	(66)
Investing activities include the following cash (paid) received:
Net (purchases) proceeds of short term investments and available-for-sale securities
Purchases of short term investments	$(3)	$(12)
Proceeds from maturity of short term investments	3	12
Purchases of available-for-sale securities	(40)	—
Proceeds from sale of available-for-sale securities	5	—
	$(35)	$—

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

11.	MINING INTERESTS – OWNED BY SUBSIDIARIES

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (d)	Total
Cost
At January 1, 2017	$12,668	$4,670	$7,225	$6,757	$31,320
Expenditures on mining interests (a)(b)	84	22	—	98	204
Reclassifications to asset held for sale (note 3(c))	—	(40)	—	(3)	(43)
Transfers and other movements	(12)	4	(5)	9	(4)
At March 31, 2017	12,740	4,656	7,220	6,861	31,477
Accumulated depreciation and depletion and impairment
At January 1, 2017	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)
Depreciation and depletion (c)	(148)	—	—	(97)	(245)
Reclassifications to asset held for sale (note 3(c))	—	—	—	1	1
Impairment reversal (note 3(c))	—	18	—	1	19
Transfers and other movements	(2)	—	—	7	5
At March 31, 2017	(5,930)	(2,492)	(2,263)	(3,290)	(13,975)
Carrying amount – At March 31, 2017	$6,810	$2,164	$4,957	$3,571	$17,502

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (d)	Total
Cost
At January 1, 2016	$11,964	$4,346	$7,991	$6,733	$31,034
Acquisition of mining interest	—	386	—	—	386
Expenditures on mining interests	335	96	—	243	674
Reclassifications to asset held for sale (note 3(b))	(509)	—	(13)	(191)	(713)
Transfers and other movements	878	(158)	(753)	(28)	(61)
At December 31, 2016	12,668	4,670	7,225	6,757	31,320
Accumulated depreciation and depletion and impairment
At January 1, 2016	(5,608)	(2,510)	(2,263)	(3,023)	(13,404)
Depreciation and depletion	(599)	—	—	(397)	(996)
Reclassifications to asset held for sale (note 3(b))	368	—	—	178	546
Impairment reversal (loss), net	58	—	—	(6)	52
Transfers and other movements	1	—	—	46	47
At December 31, 2016	(5,780)	(2,510)	(2,263)	(3,202)	(13,755)
Carrying amount – At December 31, 2016	$6,888	$2,160	$4,962	$3,555	$17,565

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests owned by subsidiaries is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (d)	At March 31 2017	At December 31 2016
Éléonore	1,609	85	—	940	2,634	2,643
Musselwhite	231	16	56	177	480	477
Porcupine	363	148	222	125	858	872
Red Lake	796	671	411	386	2,264	2,260
Coffee	—	402	—	1	403	399
Peñasquito	2,429	779	3,372	1,053	7,633	7,603
Cerro Negro	1,375	61	896	791	3,123	3,166
Other mines	7	—	—	1	8	22
Corporate and other (note 3(c))	—	2	—	97	99	123
	$6,810	$2,164	$4,957	$3,571	$17,502	$17,565

(a)	Exploration, evaluation and project costs incurred by the Company during the three months ended March 31 were as follows:

Three Months Ended March 31	2017	2016
Total exploration, evaluation and project expenditures	$21	$24
Less: amounts capitalized to mining interests	(13)	(14)
Total exploration, evaluation and project costs recognized in the Condensed Interim Consolidated Statements of Earnings	$8	$10

(b)
Expenditures on mining interests include finance lease additions, capitalized borrowing costs and deposits on mining interests, are net of investment tax credits and exclude capitalized reclamation and closure costs. The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Consolidated Statements of Cash Flows:

Three Months Ended March 31	2017	2016
Capitalized expenditures on mining interests including associates and joint venture	$214	$138
Interest paid	(10)	(9)
(Increase) decrease in accrued expenditures	(24)	44
Expenditures on mining interests per Condensed Interim Consolidated Statements of Cash Flows	$180	$173

(c)	A reconciliation of depreciation and depletion during the three months ended March 31 to depreciation and depletion recognized in the Consolidated Statements of Earnings is as follows:

Three Months Ended March 31	2017	2016
Total depreciation and depletion	$245	$248
Less: amounts capitalized to deferred development	(1)	(3)
Changes in amounts allocated to ending inventories	2	26
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of Earnings	$246	$271

(d)
At March 31, 2017, assets not yet ready for intended use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $365 million (December 31, 2016 – $309 million).

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

12.	MINING INTERESTS – INVESTMENTS IN ASSOCIATES AND JOINT VENTURE
At March 31, 2017, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión and a 37.5% interest in Alumbrera (included in "Other"). These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.
The following table summarizes the change in the carrying amount of the Company's investments in associates and joint venture:

	Pueblo Viejo (a)	NuevaUnión	Other (b)	Total
At January 1, 2017	$1,123	$884	$—	$2,007
Company’s share of net earnings of associates and joint venture	27	—	—	27
Capital investment	—	10	—	10
Return of capital investment	(43)	—	—	(43)
Other	2	—	—	2
At March 31, 2017	$1,109	$894	$—	$2,003

At January 1, 2016	$967	$872	$—	$1,839
Company’s share of net earnings of associates and joint venture	169	2	—	171
Capital investment	—	10	—	10
Return of capital investment	(24)	—	—	(24)
Other	11	—	—	11
At December 31, 2016	$1,123	$884	$—	$2,007

(a)
At March 31, 2017, the carrying amount of the Company's share of shareholder loans to Pueblo Viejo was $497 million (December 31, 2016 – $537 million), which is included in the Company's investments in associates and is being accreted to the face value over the term of the loans. Included in other current assets of the Company was a total of $13 million (December 31, 2016 – $31 million) in interest receivable relating to the shareholder loan.

(b)
During the three months ended March 31, 2017, the Company recorded a $33 million (2016 – $nil) reduction in the Company's provision to fund its share of Alumbrera's reclamation and closure cost obligations which has been classified as Share of Net Earnings Related to Associate and Joint Venture in the Condensed Interim Consolidated Statements of Earnings. The reduction in the provision reflects the expectation that Alumbrera will be able to fund a greater portion of its reclamation costs than previously estimated due to improved financial results, primarily as a result of higher realized copper prices.

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS AND RELATED RISKS

(a)	Financial assets and liabilities by categories

At March 31, 2017	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$169	$—	$—	$169
Short term investments	43	—	—	—	—	43
Accounts receivable arising from sales of metal concentrates	—	—	105	—	—	105
Investments in securities	—	144	—	—	—	144
Derivative assets designated as hedging instruments	—	—	—	—	12	12
Derivative assets not designated as hedging instruments	—	—	6	—	—	6
Other current and non-current financial assets	33	—	—	—	—	33
Total financial assets	$76	$144	$280	$—	$12	$512
Financial liabilities
Debt	$—	$—	$—	$(2,580)	$—	$(2,580)
Accounts payable and accrued liabilities	—	—	—	(512)	—	(512)
Other current and non-current financial liabilities	—	—	—	(258)	—	(258)
Total financial liabilities	$—	$—	$—	$(3,350)	$—	$(3,350)

At December 31, 2016	Loans and receivables	Available-for-sale	Fair value through profit or loss	Held to maturity/other financial liabilities	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$—	$—	$157	$—	$—	$157
Short term investments	43	—	—	—	—	43
Accounts receivable arising from sales of metal concentrates	—	—	77	—	—	77
Investments in securities	—	114	—	—	—	114
Derivative assets not designated as hedging instruments	—	—	7	—	—	7
Other current and non-current financial assets	39	—	—	—	—	39
Total financial assets	$82	$114	$241	$—	$—	$437
Financial liabilities
Debt	$—	$—	$—	$(2,510)	$—	$(2,510)
Accounts payable and accrued liabilities	—	—	—	(478)	—	(478)
Derivative liabilities not designated as hedging instruments	—	—	(22)	—	—	(22)
Other current and non-current financial liabilities	—	—	—	(259)	—	(259)
Total financial liabilities	$—	$—	$(22)	$(3,247)	$—	$(3,269)

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First Quarter Report – 2017
(In millions of United States dollars, except where noted)

(b)	Fair value information

(i)	Fair value measurements of financial assets and liabilities measured at fair value
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At March 31, 2017		At December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$169	$—	$157	$—
Accounts receivable arising from sales of metal concentrates	—	105	—	77
Investments in securities	144	—	114	—
Derivative assets designated as cash flow hedges	—	12	—	—
Derivative assets not designated as cash flow hedges	—	6	—	7
Derivative liabilities designated as cash flow hedges	—	—	—	(22)
At March 31, 2017, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
There were no transfers between Level 1 and Level 2 during the three months ended March 31, 2017. At March 31, 2017, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the three months ended March 31, 2017, certain mining interests including Los Filos and Cerro Blanco were remeasured to their recoverable amounts, being their FVLCD. Valuation techniques and inputs used in the calculation of the fair value for Los Filos and Cerro Blanco are categorized as Level 2 and Level 3, respectively, in the fair value hierarchy (notes 3(b) and (c)).

(ii)	Valuation methodologies used in the measurement of fair value for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.
Derivative assets:
At March 31, 2017, the Company's derivative assets were comprised of investments in warrants and foreign currency forward contracts. The fair values of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates. Foreign currency forward contracts are valued using a combination of quoted prices and market-derived inputs including credit spreads.

(iii)	Fair values of financial assets and liabilities not already measured at fair value
At March 31, 2017, the fair values of the Company's notes payable, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (1)	Fair value
$1.0 billion notes	1	Closing price	$1,004	$1,061
$1.5 billion notes	1	Closing price	$1,492	$1,525

(1)	Includes accrued interest payable.

At March 31, 2017, the carrying amounts of the Company's short term investments, other current financial assets, accounts payable and accrued liabilities and other current financial liabilities were considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

GOLDCORP    |  18

First Quarter Report – 2017
(In millions of United States dollars, except where noted)

(c)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Financial Risk Management Policy. The Company's exposures to financial risks and how the Company manages each of those risks are described in note 27(e) to the Company's consolidated financial statements for the year ended December 31, 2016. There were no significant changes to the Company's exposures to those risks or to the Company's management of its exposures during the three months ended March 31, 2017 except as noted below.
(i)    Liquidity risk
During the three months ended March 31, 2017, the Company generated cash flows from operations, one of the Company's main sources of liquidity, of $227 million (2016 – $59 million). At March 31, 2017, Goldcorp held cash and cash equivalents of $169 million (December 31, 2016 – $157 million), short term investments of $43 million (December 31, 2016 – $43 million), and had working capital of $404 million (December 31, 2016 – $791 million), which the Company defines as current assets less current liabilities, $470 million of which was comprised of the Company's net assets held for sale (notes 3(b) and (c)) (December 31, 2016 – $430 million).
At March 31, 2017, the balance outstanding on the revolving credit facility was $100 million (December 31, 2016 – $30 million) with $2.9 billion available for the Company's use (December 31, 2016 – $2.97 billion). Certain of the Company's borrowings are subject to various financial and general covenants with which the Company was in compliance at March 31, 2017.
At March 31, 2017, the Company had letters of credit outstanding in the amount of $422 million (December 31, 2016 – $423 million) of which $306 million (December 31, 2016 – $303 million) represented guarantees for reclamation obligations. The Company's capital commitments for the next twelve months amounted to $359 million at March 31, 2017.

(ii)	Market risk
Currency risk
During the three months ended March 31, 2017, the Company recognized a net foreign exchange gain of $21 million (2016 – loss of $33 million), and a net foreign exchange gain of $68 million in income tax expense on income taxes receivable (payable) and deferred income taxes (2016 – loss of $15 million ). Based on the Company’s net foreign currency exposures at March 31, 2017, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following decrease or increase in the Company's net earnings:

At March 31, 2017	Possible exposure (1)(2)	Impact on earnings excluding currency exposure related to taxes	Impact on earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$13	$92
Mexican peso	15%	15	64
Argentine peso	15%	24	85

(1) Calculated based on fluctuation of foreign exchange rate in the last 12 months.
(2) There is insignificant currency risk related to Guatemalan quetzal due to the minimal fluctuation of the currency.

GOLDCORP    |  19

First Quarter Report – 2017
(In millions of United States dollars, except where noted)

14.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available and except as noted in note 31(b) of the audited consolidated financial statements for the year ended December 31, 2016, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur. There were no significant changes to the Company's contingencies as disclosed in note 31 of its audited consolidated financial statements for the year ended December 31, 2016 except as noted below:

(a)	Canadian Shareholder Class Action Lawsuit
On October 28, 2016 and February 14, 2017, separate proposed class actions were commenced in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its current and former officers. Both statement of claims alleged common law negligent misrepresentation in the Company’s public disclosure concerning the Peñasquito mine and also pleaded an intention to seek leave from the Court to proceed with an allegation of statutory misrepresentation pursuant to the secondary market civil liability provisions under the Securities Act (Ontario).  By a pending consent motion, the latter lawsuit will proceed, and the former action will be stayed. The active lawsuit purports to be brought on behalf of persons who acquired the Company's securities in the secondary market during an alleged class period from October 30, 2014 to August 23, 2016.  The Company believes the allegations made in the claim are without merit and intends to vigorously defend against this matter.

(b)	State of Zacatecas’ Ecological Tax
In December 2016, the State of Zacatecas in Mexico approved new environmental taxes that became effective January 1, 2017.  Certain operations at the Company’s Peñasquito mine may be subject to these taxes.  Payments are due monthly in arrears with the first payment due on February 17, 2017. The legislation provides little direction for how the taxes are to be calculated and therefore, the Company is not able to estimate the amount of the taxes with sufficient reliability.
Further, the Company believes that there is no legal basis for the taxes and filed legal claims challenging their constitutionality and legality on March 9, 2017. Other companies similarly situated also filed legal claims against the taxes and the Mexican federal government has filed a claim before the National Supreme Court against the State of Zacatecas challenging whether the State of Zacatecas had the constitutional authority to implement the taxes.
As the Company is not able to estimate the amount of the taxes with sufficient reliability, no amounts have been recorded for any potential liability.

GOLDCORP    |  20

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
www.goldcorp.com	CST Trust Company
1066 West Hastings Street, Suite 1600
TORONTO OFFICE	Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US: (800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US: (416) 682-3860
Toronto, ON M5H 3P5 Canada	inquiries@canstockta.com
Tel: (416) 865-0326	www.canstockta.com
Fax: (416) 359-9787
AUDITORS
MEXICO OFFICE
Deloitte LLP
Paseo de las Palmas 425-15	Vancouver, BC
Lomas de Chapultepec
11000 Mexico, D.F.	INVESTOR RELATIONS
Tel: 52 (55) 5201-9600
Lynette Gould
GUATEMALA OFFICE	Toll free: (800) 567-6223
Email: info@goldcorp.com
5ta avenida 5-55 zona 14 Europlaza
Torre 1 Nivel 6 oficina 601	REGULATORY FILINGS
Guatemala City
Guatemala, 01014	The Company’s filings with the Ontario Securities Commission
Tel: (502) 2329-2600	can be accessed on SEDAR at www.sedar.com.

ARGENTINA OFFICE	The Company’s filings with the US Securities and
Exchange Commission can be accessed on EDGAR
Avda. Leandro N. Alem 855, Piso 27	at www.sec.gov.
C1001AAD Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

GOLDCORP    |  21